SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 13, 2007

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)

Tokyo Kaijo Nichido Building Shinkan,

2-1, Marunouchi 1-chome,

Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the Registrant by furnishing

the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

Table of Documents Submitted

Item
1.	Announcement regarding major executive changes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS
(Millea Holdings, Inc.)

April 13, 2007	By:	/S/ TAKASHI ITO
Takashi Ito
General Manager,
Corporate Legal Department

Item 1

(English translation)

April 13, 2007

Millea Holdings, Inc.
President: Kunio Ishihara
TSE code number: 8766

Announcement regarding major executive changes

Millea Holdings, Inc. (the “Company”) announced today that its board of directors resolved the proposed personnel changes described below following the board of directors’ receipt of a report from the Millea Group nomination committee, which serves as an advisory body to the board of directors.

(The changes below will be made effective at the meeting of the board of directors following the Company’s ordinary general meeting of shareholders scheduled for late June 2007.)

	New Title	Previous Title
Kunio Ishihara	Chairman of the Board	President
(Representative Director)

Shuzo Sumi	President
(Representative Director)

Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”), a consolidated subsidiary of the Company, also announced proposed personnel changes as detailed in the “Attachment”.

For further information, please contact:

Shuji Asano

Manager

Corporate Communications and Investor Relations Group

Corporate Planning Dept.

Millea Holdings, Inc.

Phone: 03-5223-3213

April 13, 2007

Profile

Name:	Shuzo Sumi

Date of Birth:	July 11, 1947

Education:	Bachelor of Engineering
Graduated from School of Science and Engineering,
Waseda University, March 1970

Career:

April 1970	Joined The Tokio Marine and Fire Insurance Company, Limited (“Tokio Marine”)

June 1995	Appointed General Manager of Production Dept. 7 of Tokio Marine

July 1998	Appointed General Manager of Commercial Lines Underwriting Dept. of Tokio Marine

June 2000	Appointed Director and Chief Representative in London, Overseas Division of Tokio Marine

June 2002	Appointed Managing Director of Tokio Marine

October 2004	Appointed Managing Director of Tokio Marine & Nichido

June 2005	Appointed Senior Managing Director of Tokio Marine & Nichido

(Attachment)

April 13, 2007

Tokio Marine & Nichido Fire Insurance Co., Ltd.

President: Kunio Ishihara

Announcement regarding major executive changes

Tokio Marine & Nichido Fire Insurance Co., Ltd. (“Tokio Marine & Nichido”) announced today that its board of directors resolved the proposed personnel changes described below following the board of directors’ receipt of a report from the Millea Group nomination committee, which serves as an advisory body to the board of directors of Millea Holdings, Inc.

(The changes below will be made effective at the meeting of the board of directors following Tokio Marine & Nichido’s ordinary general meeting of shareholders scheduled for late June 2007.)

	New Title	Previous Title
Kunio Ishihara	Chairman of the Board	President
(Representative Director)

Shuzo Sumi	President	Senior managing director
	(Representative Director)	(Representative Director)

For further information, please contact:

Shuji Asano

Group Leader

Corporate Communications Group

Corporate Communications Dept.

Tokio Marine & Nichido Fire Insurance Co., Ltd.

Phone: 03-5223-3213